Exhibit 99.3

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

April 29, 2009

Management’s Discussion and Analysis (MD&A)
(April 29, 2009)

This discussion and analysis should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) as at and for the three month periods ended March 31, 2009 and 2008, and the 2008 MD&A and audited Consolidated Financial Statements of the Company.  The Company’s Consolidated Financial Statements and the financial data included in the MD&A have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). All comparisons are between the quarters ended March 31, 2009 and 2008, unless stated otherwise.  All amounts are in Canadian dollars unless otherwise indicated. Abbreviations used in this MD&A are listed on the page headed 'Abbreviations'.

First Quarter Results Summary

•	Cash provided by operating activities was $1.1 billion, a decrease of 17% from a year ago.
•
Net income was $455 million, down 2% from a year earlier, because gains from assets sales were offset by lower realized prices, higher depletion, depreciation and amortization ('DD&A') and dry hole costs.

•
Production averaged 450,000 boe/d, 7% above the first quarter of 2008, despite the sale of non-core assets over the past year. Production from continuing operations averaged 436,000 boe/d, 11% above the same quarter last year.

•	Long-term debt net of cash and cash equivalents and bank indebtedness at quarter end was $3.6 billion, down from $3.9 billion at December 31, 2008.
•	Netbacks were down 46% from a year earlier, averaging $24.48/boe.
•	During the quarter, Talisman announced first gas production from the Rev Field in Norway and first oil production from Northern Fields project in Southeast Asia.
•	Talisman’s unconventional natural gas strategy in North America is on track with 22 gross wells drilled during the quarter in the Marcellus and Montney.
•	Talisman announced an agreement to sell non-strategic assets in Southeast Saskatchewan for $720 million.
•	Talisman entered into an agreement for the sale of its Trinidad and Tobago assets for approximately $380 million.

Highlights
		Three months ended
	March 31,	2009	2008	[1]
	Financial (millions of C$ unless otherwise stated)
	Net income (loss) from continuing operations	(84)	412
	Net income from discontinued operations	539	54
	Net income	455	466
	C$ per common share

Net income	- Basic	0.45	0.46
	- Diluted	0.45	0.45
	Net income / (loss) from continuing operations
	- Basic	(0.08)	0.40
	- Diluted	(0.08)	0.40
	Production (daily average)
	Oil and liquids (bbls/d)	221,985	200,251
	Natural gas (mmcf/d)	1,286	1,158
	Continuing operations (mboe/d)	436	393
	Discontinued operations (mboe/d)	14	26
	Total mboe/d (6mcf = 1boe)	450	419
1           Restated for operations classified as discontinued subsequent to March 31, 2008.

Higher oil and liquids and natural gas volumes were driven by increased activity in both the UK and Scandinavia. During the first quarter of 2009 the Company’s oil and gas revenue was impacted by the decline in international commodity prices. Low oil prices, increased production, and capital expenditures resulted in a higher DD&A expense, compared to prior year. The increase in income from discontinued operations is a result of gains on two transactions closing during the first quarter of 2009 (See ‘Discontinued Operations’ section of this MD&A).

Daily Average Production, Before Royalties
	Three months ended
March 31,	2009	2009 vs 2008 (%)	2008
Continuing operations
Oil and liquids (bbls/d)
North America	32,139	(3)	33,269
UK	102,688	25	82,291
Scandinavia	34,874	12	31,193
Southeast Asia	37,341	-	37,226
Other	14,943	(8)	16,272
	221,985	11	200,251
Natural gas (mmcf/d)
North America	824	1	815
UK	30	150	12
Scandinavia	50	163	19
Southeast Asia	382	22	312
	1,286	11	1,158
Continuing operations (mboe/d)	436	11	393
Discontinued Operations
North America	10		13
UK	-		5
Scandinavia	-		2
Other	4		6
Discontinued Operations (mboe/d)	14	(46)	26
Total mboe/d (6 mcf = 1 boe)	450	7	419

Production from continuing operations increased by 11% over the previous year due to increased oil and liquids volumes in the UK and Scandinavia, and increased gas volumes in all segments.

Natural gas production from continuing operations in North America increased by 9 mmcf/d as successful development in the Marcellus, Montney Core, Outer Foothills, Wildriver, Monkman, and Northern Alberta Foothills more than offset natural declines in other areas.

In the UK, oil and liquids production from continuing operations increased by 25%, principally the result of increased production from the Tweedsmuir, Montrose and Tartan fields. In 2008, Tweedsmuir was not yet fully operational and an extended shutdown and reduced compressor availability impacted production from the Montrose and Tartan fields, respectively.

In Scandinavia, oil and liquids and natural gas production from continuing operations increased due to first production from Rev, and new wells on production at Brage and Varg.

Natural gas production in Indonesia was 25% higher than last year, averaging 311 mmcf/d due to increased Corridor natural gas production. Malaysia/Vietnam gas production averaged 71 mmcf/d in the quarter, an increase of 7 mmcf/d compared to the same period in 2008 due to additional gas production from the Northern Fields which commenced production in July 2008.

Southeast Asia oil and liquids production from continuing operations remained relatively unchanged.  Oil and liquids production in Malaysia/Vietnam was 22,800 bbls/d, down 4% from 2008, due to natural declines in South Angsi  and a shutdown at PM3-CAA to complete the tie-ins prior to the start-up of Northern Fields oil production. The declines were partially offset by Song Doc production which began in late fourth quarter of 2008, and a 60% increase in production in Australia, principally the result of the Corallina field being brought back on-stream after a riser failure.

Oil and liquids production from continuing operations in Other areas decreased by 8% to 14,943 bbls/d, principally the result of OPEC production restrictions and natural declines.

Volumes produced into (sold out of) inventory1
	Three months ended
March 31,	2009	2008
(bbls/d)
UK	(290)	(9,264)
Scandinavia	(5,408)	9,889
Southeast Asia	(11,190)	8,481
Other	(14,323)	17,823
Total produced into (sold out of) inventory – bbls/d	(31,211)	26,929
Total produced into (sold out of) inventory – mmbbls	(2.8)	2.5
Inventory at March 31, 2009 - mmbbls	2.3	5.5
1.           Includes impact of discontinued operations

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted.  The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred.  Volumes presented in the ‘Daily Average Production, Before Royalties’ table above represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

Company Netbacks 1, 2
	Three months ended
March 31,	2009	2008
Oil and liquids ($/bbl)
Sales price	53.64	95.49
Hedging gain (loss)	-	(0.48)
Royalties	5.53	15.64
Transportation	1.20	0.97
Operating costs	17.23	19.64
	29.68	58.76
Natural gas ($/mcf)
Sales price	5.64	8.16
Royalties	1.06	1.65
Transportation	0.27	0.22
Operating costs	1.17	1.01
	3.14	5.28
Total $/boe (6mcf=1boe)
Sales price	44.17	73.01
Hedging gain (loss)	-	(0.26)
Royalties	5.93	12.87
Transportation	1.40	1.14
Operating costs	12.36	13.08
	24.48	45.66
1.	Netbacks do not include pipeline operations. Additional netback information by major product type and region is included elsewhere in this MD&A.
2.	Includes impact of discontinued operations.

During the first quarter, the Company’s average netback was $24.48/boe, 46% lower than in 2008.  Talisman’s realized price of $44.17/boe was 40% lower than 2008, due principally to lower global oil and liquids and natural gas prices.

The Company’s realized sale price does not include the impact of the commodity derivatives discussed in the ‘Risk Management’ section of this MD&A.

Commodity Prices and Exchange Rates 1
		Three months ended
March 31,		2009	2009 vs 2008 (%)	2008
Oil and liquids ($/bbl)
North America		42.65	(47)	80.79
UK		56.36	(42)	97.33
Scandinavia		56.50	(43)	99.30
Southeast Asia		52.69	(47)	99.66
Other		59.04	(42)	102.48
		53.64	(44)	95.49
Natural gas ($/mcf)
North America		5.51	(30)	7.86
UK		5.93	(30)	8.52
Scandinavia		9.88	71	5.78
Southeast Asia		5.35	(41)	9.07
		5.64	(31)	8.16
Company $/boe (6mcf=1boe)		44.17	(40)	73.01
Benchmark prices and foreign exchange rates
WTI	(US$/bbl)	43.04	(56)	97.90
Dated Brent	(US$/bbl)	44.40	(54)	96.90
Tapis	(US$/bbl)	49.42	(51)	100.28
NYMEX	(US$/mmbtu)	4.86	(36)	7.55
AECO	($/gj)	4.67	(38)	7.49
US/Canadian dollar exchange rate		0.80	(20)	1.00
Canadian dollar/pound sterling exchange rate		1.79	(10)	1.99
1.	Includes impact of discontinued operations.

Realized oil and liquids prices decreased by 44%, and natural gas prices decreased by 31%, in line with the decline in global oil and gas prices.

Scandinavian gas prices were positively impacted by the commissioning of Rev, which is priced off of the European gas market.

Royalties1

	Three months ended
	2009		2008
March 31,	%	$ millions	%	$ millions
North America	16	84	18	153
UK	-	1	1	4
Southeast Asia	37	145	40	203
Other	49	68	-	-
Corporate Average	16	298	15	360
1.	Includes impact of royalties related to sales volumes.

The corporate royalty expense from continuing operations for the first quarter was $298 million (16%), down $62 million from $360 million (15%) in 2008.  The decreases in the North America and Southeast Asia royalty rates were driven by reduced commodity prices. In Other, there were no liftings in the first quarter of 2008.

Unit Operating Expenses1
	Three months ended
	2009	2009 vs 2008	2008
March 31,	$/boe	(%)	$/boe
North America	9.92	23	8.07
UK	21.15	(27)	29.01
Scandinavia	17.00	(24)	22.25
Southeast Asia	6.38	24	5.16
Other	6.70	8	6.18
	12.36	(6)	13.08
1.	Includes impact of production volumes and expenses from discontinued operations.

Total Operating Expenses1
	Three months ended
March 31,	2009	2008
($ millions)
North America	150	124
UK	211	216
Scandinavia	74	56
Southeast Asia	68	33
Other	18	-
	521	429
1.	Includes operating expenses related to sales volumes.

In North America, operating expenses were higher than the prior year due primarily to one-time charges associated with the Company’s agreement with Hallwood Partners, higher property taxes and increased processing fees associated with additional volumes to third party infrastructure.

In the UK, unit operating expenses decreased primarily due to the disposition of higher cost properties, a weakening of the British pound relative to the Canadian dollar and production increases.

In Scandinavia, operating expenses increased due primarily to the timing of liftings and Rev production commencing in the first quarter of 2009. Increased production in Scandinavia contributed to a decrease in unit operating expenses.

In Southeast Asia, operating expenses increased due the timing of liftings, increased maintenance, mercury management, and first oil production from Northern Fields in March 2009 and Song Doc coming on-stream in November 2008.

Unit Depreciation, Depletion and Amortization (DD&A) Expense1

	Three months ended
	2009	2009 vs 2008	2008
March 31,	$/boe	(%)	$/boe
North America	17.82	8	16.56
UK	24.19	43	16.87
Scandinavia	23.51	(18)	28.55
Southeast Asia	10.68	64	6.53
Other	5.73	100	-
	17.41	14	15.23
1.	Includes impact of DD&A expense related to sales volumes.

Total DD&A Expense1
	Three months ended
March 31,	2009	2008
($ millions)
North America	271	252
UK	235	144
Scandinavia	103	63
Southeast Asia	109	48
Other	15	-
	733	507
1.	Includes DD&A expense related to sales volumes.

Total DD&A expense from continuing operations was $733 million, up 45% from the same period in 2008.  The increase in DD&A expense is principally related to a decline in reserves due to low oil prices, increased production and capital expenditures, and the impact of the timing of liftings.

The DD&A expense in North America increased due principally to increased production, increased capital expenditures and an increase in the land base being amortized.

As noted in the 2008 year-end MD&A, the requirement to use year-end prices to calculate reserves resulted in one property in the UK and one property in Scandinavia having no proved reserves. As a result the net book value of these properties was charged to DD&A. Therefore, these producing properties will have no DD&A expense unless development capital is incurred, in which case it will be depleted immediately until the properties have proved reserves.

The increase in UK DD&A expense was the result of increased capital expenditures, increased production volumes and a downward revision of reserve volumes resulting from low oil prices.

The increase in Scandinavia DD&A expense was the result of increased production and liftings in the first quarter of 2009. On a per unit basis, the rate declined due principally to one field being fully depleted in the fourth quarter of 2008, since it had no proved reserves.

The increase in Southeast Asia DD&A expense was principally due to the timing of liftings and the commissioning of Song Doc in November.

Corporate and Other
	Three months ended
March 31,	2009	2008 [1]
($ millions)
General and administrative (G&A) expense	81	64
Dry hole expense	246	65
Exploration expense	68	56
Interest on long-term debt	45	44
Capitalized interest	9	14
Stock-based compensation expense (recovery)	33	(10)
(Gain) loss on held-for-trading financial instruments	(73)	68
Other revenue	34	25
Other expense, net	11	(16)
1           Restated for operations classified as discontinued subsequent to March 31, 2008.

G&A expense increased by $17 million relative to 2008, largely as a result of increased labour costs.

Dry hole expense increased by $181 million compared to the same period in 2008 and includes $129 million in North America, $46 million in Vietnam, $31 million in the UK and $28 million in Scandinavia.

Interest on long-term debt remained relatively unchanged despite lower debt levels, due principally to the weakening of the Canadian dollar compared to the US dollar, as the majority of the Company’s debt is denominated in US dollars, and a decrease in capitalized interest.

Capitalized interest costs are associated with the Yme development project in Scandinavia and the Auk North and South developments in the UK. When the assets are substantially complete interest is no longer capitalized. Capitalized interest decreased from the prior year as Northern Fields commenced production in July 2008 and Rev commenced production in January 2009.

Stock-based compensation (recovery) expense principally relates to the change in value of the Company’s outstanding stock options and cash units for the period.  The Company’s stock-based compensation expense is principally based on the difference between the Company’s share price and the exercise price of its stock options or cash units. During the first quarter of 2009, the Company recorded a stock-based compensation expense of $33 million relating to its stock option and cash unit plans. The Company paid cash of $5 million to employees in settlement of fully accrued stock-based compensation liabilities for options and cash units exercised in the period.  Since the introduction of the cash feature, approximately 97% of options exercised have been exercised for cash, with only 3% exercised for shares, resulting in reduced dilution of shares.

Talisman recorded a gain on held-for-trading financial instruments of $73 million principally related to commodity price derivatives that are not designated as hedges for accounting purposes. During the quarter, the Company received cash of approximately $580 million principally related to commodity derivatives gains that were accrued at December 31, 2008.

Other revenue of $34 million includes $31 million of pipeline and processing revenue.

Taxes

Effective Income Tax Rate
	Three months ended
March 31,	2009	2008
($ millions)
(Loss) income from continuing operations before taxes	(146)	750
Less PRT
Current	14	51
Deferred	-	(4)
Total PRT	14	47
	(160)	703
Income tax expense
Current income tax	128	235
Future income tax	(204)	56
Total income tax (recovery) expense	(76)	291
Effective income tax/(recovery) rate	(48%)	41%

The $367 million decrease in total income tax expense relative to the same period in 2008 is due primarily to decreased revenues resulting from lower commodity prices, increased DD&A, operating and dry hole expense.

The effective tax rate is expressed as a percentage of pre-tax income adjusted for PRT, which is deductible in determining taxable income.  The effective tax rate in the quarter was a recovery of 48% due to a change in the mix of income between jurisdictions.

Capital Expenditures
	Three months ended
	2009	2009 vs 2008	2008
March 31,		(%)
($ millions)
North America	345	(15)	406
UK	177	2	174
Scandinavia	174	(2)	177
Southeast Asia	277	62	171
Other	64	121	29
Corporate, IS and Administrative	10	11	9
	1,047	8	966
Acquisitions	66	(41)	111
Proceeds on dispositions	(33)	-	-
Discontinued operations
Proceeds on dispositions	(646)	-	-
Capital expenditures	62	11	56
Total	496	(56)	1,133

North America capital expenditures during the quarter totalled $345 million. These expenditures included the drilling of 59 gross (31 net) gas wells and 2 gross (1 net) oil wells.  The decrease in capital spending is a result of reduced drilling and completion costs.

UK capital expenditures during the quarter were comprised of $46 million on exploration principally related to drilling the Godwin well and $131 million on development, which included development drilling in the Auk North, Claymore and Clyde fields.

In Scandinavia, the Company spent $59 million on exploration and $115 million on development, which included the Rev and Yme projects and development drilling on the Gyda, Veslefrikk and Brage fields.

In Southeast Asia, capital expenditures of $277 million included $81 million on exploration, principally on one exploration well in Block 15-2/01 in Vietnam, and $196 million on development, which includes the Northern Fields oil development (including $106 million related to the capitalization of the Northern Fields FSO vessel lease) and appraisal/development drilling in Block 15-2/01 in Vietnam.

Capital expenditures in Other included $61 million on exploration, including $19 million in the Kurdistan region of northern Iraq, $12 million in Colombia and $10 million in Tunisia.

Discontinued Operations

In accordance with Canadian generally accepted accounting principles, Talisman is required to report separately the results of continuing and discontinued operations.  Discontinued operations include the results from assets the Company expects to sell and the results, to the transaction closing date, of assets that have been sold.  Comparative results have been restated to reflect the impact of operations that have become discontinued since March 31, 2008.  See note 2 to the unaudited Interim Consolidated Financial Statements.

In line with the new strategic framework to exit non strategic areas, Talisman continues to rationalize its portfolio of assets.

In the first quarter of 2009, Talisman progressed the sale of certain non-core oil and gas assets.

Talisman entered into an agreement to sell oil and gas producing assets in Southeast Saskatchewan for proceeds of approximately $720 million.  The sale is expected to be completed in the second quarter of 2009.

Talisman completed the sale of oil and gas producing assets in Western Canada for proceeds of $90 million, comprising cash and non-cash consideration, resulting in a gain of $57 million, net of tax of $19 million.

Talisman began negotiations to sell certain midstream assets in Western Canada.  The operating results of these assets are included in the results of discontinued operations.

Talisman completed the sale of its assets in the Netherlands for proceeds of $596 million, resulting in a gain of $471 million, net of tax of $nil.

Talisman entered into an agreement to sell assets in Trinidad and Tobago for proceeds of approximately $380 million before closing adjustments.  The sale is expected to be completed in the second quarter of 2009.

Talisman has entered into an agreement to sell a 10% share in the Yme field offshore development and three exploration licenses. The Company recorded an after-tax write-down of $8 million in 2008 and an additional after-tax write-down of $9 million in the first quarter of 2009, related to the sale. The sale is expected to be completed in the second quarter of 2009.

In the first quarter of 2008, Talisman recorded an after-tax write-down of $28 million related to entering into an agreement to sell assets in Denmark. The sale closed in the second quarter of 2008 for proceeds of $95 million, resulting in an after-tax writedown of these assets of $46 million.

Results of Discontinued Operations
	Three months ended March 31
	North America		UK		Scandinavia		Other		Total
($ millions)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Income (loss) from discontinued operations, net of tax	13	30	-	12	-	1	7	14	20	57
Gain (loss) on disposition of assets, net of tax	57	-	471	25	(9)	(28)	-	-	519	(3)
Net income (loss) from discontinued operations	70	30	471	37	(9)	(27)	7	14	539	54

Daily Average Production Volumes of Discontinued Operations

	Three months ended
	2009	2008
March 31,
North America
- oil and liquids (bbls/d)	8,619	6,820
- natural gas (mmcf/d)	5	35
UK
- oil and liquids (bbls/d)	-	1,722
- natural gas (mmcf/d)	-	23
Scandinavia
- oil and liquids (bbls/d)	-	2,142
Other
- oil and liquids (bbls/d)	4,272	5,690
Discontinued operations (mboe/d)	14	26

Liquidity and Capital Resources

Talisman’s long-term debt at March 31, 2009 was $3.72 billion ($3.56 billion, net of cash and cash equivalents and bank indebtedness), down from $3.96 billion ($3.95 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2008.

On an ongoing basis, Talisman plans to fund its ongoing capital program with cash flow from operating activities and proceeds from dispositions, although capital expenditures could exceed this amount in certain quarters depending on the timing of the closing of disposition transactions and the timing of the expenditures.

The Company has an active hedging program that partially protects 2009 cash flow from the effect of declining commodity prices (see ‘Risk Management’ section of this MD&A).

The majority of the Company’s debt matures subsequent to 2010, with approximately $186 million maturing in 2009 and $12 million in 2010.

At March 31, 2009 the Company had not drawn against its available $2.8 billion of bank lines of credit, which are fully committed through 2012. These maturity dates may be extended from time to time by agreement between the Company and the respective lenders. During the quarter, the Company further enhanced its liquidity with the issuance of US$200 million notes under a private placement agreement.

The Company is in compliance with all of its debt covenants.

Two ratios that the Company uses to measure its financial strength are the long-term debt-to-long-term debt plus shareholders' equity ratio, and debt-to-cash provided by operating activities ratio.  At March 31, 2009 long-term debt-to-long-term debt plus shareholders’ equity was 24% (2008 - 34%).  For the twelve months ended March 31, 2009, the long-term debt-to-cash provided by operating activities ratio was 0.6:1 (2008 - 1:1). Both of these ratios are well below historical averages.

While the current financial crisis may result in an increase in the incidence of bad debts, Talisman continually assesses the quality of its accounts receivable and currently does not have reason to change its overall assessment of the collectibility of accounts receivable.

The Company routinely assesses the financial strength of its joint participants and customers, in accordance with credit risk guidelines. At this time, Talisman expects that such counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  Substantially all of the Company's trade accounts receivable at March 31, 2009 were current and the largest single counterparty exposure, accounting for 17% of the total, was with a very highly rated counterparty. Concentration of credit risk is mitigated by having a broad domestic and international customer base.  The maximum credit exposure associated with accounts receivable is the carrying value.

Derivative counterparty exposure decreased significantly during the first quarter of 2009 due principally to the settlement of contracts.  The Company diversifies its derivative counterparty exposure but the majority of the exposure at March 31, 2009 was with one counterparty that had received investment from the US Government through its Troubled Assets Relief Program (TARP).

The Company utilizes letters of credit largely pursuant to committed and uncommitted letter of credit facilities.  Letters of credit are issued by banks under these facilities and most are renewed annually.  At March 31, 2009, letters of credit totalling $1.1 billion had been issued.

Talisman’s investment grade senior unsecured long-term debt credit ratings from DBRS, Moody’s and S&P are BBB (high), Baa2 (negative outlook) and BBB, respectively.

On April 9, 2008, the Company filed, as part of a registration statement, a debt shelf prospectus in the US under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to US$2 billion of debt securities in the US public debt market.  The Company simultaneously filed a medium term note shelf prospectus in Canada pursuant to which it may issue up to $1 billion of medium term notes in the Canadian public debt market. The Company’s ability to issue debt under these filings is dependent on market conditions.

In October 2008, the Company renewed its Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange. Pursuant to the NCIB, the Company may repurchase up to 50,938,512 of its common shares (representing 5% of the common shares outstanding at October 14, 2008) during the 12-month period commencing October 23, 2008 and ending October 22, 2009. Shareholders may obtain a copy of the Company’s notice of intention to make a normal course issuer bid free of charge by emailing the Company at tlm@talisman-energy.com.  During the quarter ended March 31, 2009, Talisman did not repurchase any common shares of the Company under its NCIB.

At March 31, 2009, the Company had current assets of $2.5 billion and current liabilities of $2.3 billion, including assets and liabilities of discontinued operations. Working capital movements are difficult to predict, and are highly dependent on commodity prices and capital spending.

At March 31, 2009, there were 1,015 million common shares outstanding, relatively unchanged from December 31, 2008. Subsequent to March 31, 2009, no shares were issued pursuant to the exercise of stock options.

At March 31, 2009, there were 65,066,413 stock options and 9,695,690 cash units outstanding.  Subsequent to March 31, 2009, 165,550 stock options were exercised for cash, nil were exercised for shares, 10,204,370 were granted and 34,837 were cancelled, with 75,070,396 outstanding at April 24, 2009.  Subsequent to March 31, 2009, 153,000 cash units were exercised, 1,341,620 were granted and 2,930 were cancelled with 10,881,380 outstanding at April 24, 2009.

In April 2009 the Company implemented a new long-term incentive plan and granted 4,988,024 performance share units (PSUs) to employees.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector.  The Company may make acquisitions, investments or dispositions, some of which may be material.  In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company’s liquidity and capital resources, refer to notes 10 and 13 to the 2008 audited Consolidated Financial Statements and notes 7 and 8 to the unaudited interim Consolidated Financial Statements.

Sensitivities

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors on the Company’s financial performance for 2009 (excluding the effect of derivative contracts) is summarized in the following table, based on an approximate WTI oil price of US$40/bbl, a NYMEX natural gas price of US$5/mmbtu and exchange rates of US$0.78=C$1 and UK£1=C$2.

($ millions)	Net Income	Cash Provided by Operating Activities
Volume changes
Oil – 10,000 bbls/d	25	90
Natural gas – 60 mmcf/d	15	70
Price changes[1]
Oil – US$1.00/bbl	45	65
Natural gas (North America)[2] – C$0.10/mcf	15	20
Exchange rate changes
US$/C$ decreased by US$0.01	30	40
C$/UK£ increased by C$0.02	(10)	-
1.
The impact of price changes excludes the effect of commodity derivatives.  See specific commodity derivatives terms in the Risk Management section of this MD&A, and note 10 to the unaudited Interim Consolidated Financial Statements.

2.
Price sensitivity on natural gas relates to North American natural gas only.  The Company’s exposure to changes in the natural gas prices in the UK, Scandinavia and Malaysia/Vietnam is not material.  Most of the natural gas price in Indonesia is based on the price of crude oil and accordingly has been included in the price sensitivity for oil except for a small portion, which is sold at a fixed price.

Commitment and Off Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments; abandonment obligations; lease commitments relating to corporate offices and ocean-going vessels; firm commitments for gathering, processing and transmission services; minimum work commitments under various international agreements; other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company’s debt repayment obligations can be found in note 10 to the 2008 Consolidated Financial Statements and note 7 to the unaudited Interim Consolidated Financial Statements. A discussion of the Company’s derivative financial instruments and commodity sales contracts can be found in the ‘Risk Management’ section of this MD&A.

There have been no significant changes in the Company’s expected future payment commitments, and the timing of those payments, since December 31, 2008. Refer to note 16 to the 2008 audited Consolidated Financial Statements.

Risk Management

Talisman monitors the Company’s exposure to variations in commodity prices, interest rates and foreign exchange rates.  In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates.  The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 1(l) to the 2008 audited Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at March 31, 2009, including their respective fair values, are detailed in note 10 to the unaudited Interim Consolidated Financial Statements.

The Company may choose to designate derivative instruments as hedges for accounting purposes. To date, the Company has elected not to designate any commodity price derivative contracts entered into since January 1, 2007 as hedges.  Additionally, in 2008, the Company no longer designated its interest rate swap as a fair value hedge.  These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income immediately as gains or losses on held-for-trading financial instruments. This increases the volatility of net income.

As of April 24, 2009, fixed price oil and natural gas swaps, natural gas collars and oil put options were in place for approximately 33% of the Company’s 2009 estimated remaining production.

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at March 31, 2009, none of which were designated as a hedge:

Contract	Term	Average volume	Average price or floor/ceiling
AECO natural gas collars	Apr-Oct 2009	9,482 mcf/d	C$6.33/6.76/mcf
AECO natural gas put options	Apr-Dec 2009	222,827 mcf/d	C$6.33/mcf
Dated Brent and WTI crude oil collars	Apr-Dec 2009	76,000 bbls/d	US$74.40/101.16/bbl
AECO natural gas collars	Jan-Dec 2010	47,410 mcf/d	C$5.78/$7.39/mcf
Dated Brent and WTI crude oil collars	Jan-Dec 2010	50,000 bbls/d	US$51.53/71.66/bbl
ICE natural gas swaps	Apr 2009-Jun 2011	20,221 mcf/d	C$7.08/mcf

During the first quarter of 2009, Talisman recorded a gain on held-for-trading financial instruments of $73 million related to commodity price derivatives and received cash of approximately $580 million principally related to commodity derivatives gains that were accrued at December 31, 2008.

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract.  The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.

The Company had the following physical commodity contracts outstanding at March 31, 2009:

Contract	Term	Average volume	Average price or floor/ceiling
AECO index swaps	Apr-Dec 2009	54,785 mcf/d	C$6.41/mcf
AECO index collars	Apr-Dec 2009	101,141mcf/d	C$6.34/7.03/mcf
AECO index swaps	Jan-Dec 2010	14,223 mcf/d	C$6.33/mcf
AECO index collars	Jan-Dec 2010	175,417 mcf/d	C$6.33/7.55/mcf
AECO index swaps	Apr 2009-Dec 2011	3,671 mcf/d	C$3.68/mcf

Subsequent to the quarter end and up to and including April 24, 2009, Talisman entered into additional physical price contracts for 47,410 mcf/d of production. These contracts are in place for the period from January to June 2010, with a floor and ceiling price of $5.80/mcf and $7.04/mcf, respectively.

Interest Rate and Foreign Exchange Swaps

In order to swap a portion of the US$375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually. The Company no longer designated the swap as a hedge starting in the fourth quarter of 2008, and, accordingly, recorded an after-tax unrealized loss of $1 million in the first quarter of 2009.

In conjunction with the issuance of the 4.44% C$350 million medium term notes due in 2011, the Company entered into a cross currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability. As a result, the Company is effectively paying interest semi-annually in US$ at a rate of 5.05% on a notional amount of US$304 million.  The cross currency swap is designated as a cash flow hedge.

Summary of Quarterly Results ($ millions unless otherwise stated)

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended
	2009	2008[1]				2007[1]
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Gross sales	1,840	2,154	3,315	3,709	2,345	2,309	2,171	2,137
Total revenue	1,576	1,803	2,746	3,019	2,000	1,953	1,826	1,819
Net income (loss) from continuing operations	(84)	1,174	1,378	247	412	278	213	276
Net income	455	1,202	1,425	426	466	656	352	550
Per common share ($)
Net income (loss) from continuing operations	(0.08)	1.16	1.36	0.23	0.40	0.27	0.21	0.27
Diluted net income (loss) from continuing operations	(0.08)	1.15	1.34	0.21	0.40	0.27	0.20	0.27
Net income	0.45	1.18	1.40	0.42	0.46	0.64	0.35	0.53
Diluted net income	0.45	1.17	1.38	0.41	0.45	0.63	0.34	0.52
1.	Prior periods have been restated to reflect the impact of discontinued operations. See note 2 to the unaudited Interim Consolidated Financial Statements.

During the first quarter of 2009, gross sales decreased by $505 million over the same period in 2008 due to declining oil and liquids and natural gas prices partially offset by increased production from continuing operations.  Net income from continuing operations decreased by $496 million due principally to decreased revenue, increased operating expenses and increased DD&A, partially offset by a gain on held-for-trading financial instruments.

New Accounting Standards

In February 2008, the CICA issued recommendations relating to the recognition, measurement and disclosure of goodwill and intangible assets (section 3064) which is effective for Talisman’s 2009 reporting.  The adoption of section 3064 had no impact upon Talisman’s Consolidated Financial Statements.

International Financial Reporting Standards (IFRS)

In early 2008, the AcSB confirmed that IFRS will be adopted as Canadian GAAP to be applied to interim and annual reporting by publicly accountable enterprises, effective for January 1, 2011, including the compilation of comparatives for 2010.

Talisman's IFRS conversion project is progressing according to the timetable established by management. The Company has assembled a dedicated project team to review the impact of IFRS adoption, and to identify changes required to existing accounting policies and practices with the objective of enabling the Company to become IFRS compliant by 2011. This team reports regularly to a steering committee, senior management and the Audit Committee.  The project team has developed an IFRS changeover plan and work therein is ongoing.  Under Phase I of the plan – to gather data, assess impacts and develop and commence conversion activities – a diagnostic report has been completed that identifies the high level differences between existing Canadian GAAP and IFRS.  The project team is currently utilizing the results of the diagnostic report to undertake prioritized assessments and analyze the potential impact to accounting and other related processes and procedures, people and systems, and is currently recommending to senior management for approval and review by the Audit Committee appropriate accounting policies under IFRS.  Once IFRS accounting policies have been selected, work will then focus on the conversion of processes, systems and procedures to prepare for dual recording capabilities for the year 2010.  Phase I of the project is expected to be completed by early 2010. At the present time, the impact of the adoption of IFRS on the Company’s Consolidated Financial Statements is not determinable.

Talisman is monitoring the development of standards issued by the International Accounting Standards Board and the Canadian Accounting Standards Board, as well as regulatory pronouncements issued by the Canadian Securities Administrators and the US Securities and Exchange Commission, which may affect the timing, nature or disclosure of the Company’s adoption of IFRS. In addition, the Company is also monitoring the IFRS adoption efforts of its peers and considering impacts, if any, to Talisman’s changeover plan. At the present time, the impact of the adoption of IFRS on the Company's Consolidated Financial Statements is not determinable.

Internal Control over Financial Reporting

During the quarter ended March 31, 2009, Talisman implemented a new financial reporting consolidation application. The implementation of this new application was not in response to any deficiency in the Company’s internal controls, rather the application provides an improvement to the Company’s internal control environment. The application was rigorously tested prior to implementation and management believes this application provides an increased level of control over the consolidated financial statement preparation process.

There have been no other significant changes in Talisman’s internal control over financial reporting during the first quarter of 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Litigation

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs.  The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification and its refusal to consider the plaintiffs' proposed third amended complaint. A decision of the Second Circuit Court of Appeals is expected in 2009.  Talisman believes the lawsuit is entirely without merit.

Forward-Looking Information

This interim MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	business strategy and plans;
•	expected timing of closing of the disposition of assets in Southeast Saskatchewan, Trinidad & Tobago and a 10% interest in Yme;
•	expected counterparty risk;
•	expected sources of funding for the capital program;
•	expected production to meet fixed price sales contract commitments;
•	expected timing of IFRS projects, and impact of IFRS;
•	the merits or anticipated outcome or timing of pending litigation; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

With the exception of the ability of counterparties to meet their obligations, the timing of IFRS projects, and the merits of pending litigation, each of the forward-looking information listed above are based on Talisman’s 2009 capital program as announced on January 13, 2009. The material assumptions supporting the 2009 capital program are (1) 2009 annual production of approximately 430 mboe/d; (2) a US$40/bbl WTI oil price for 2009 and (3) a US$5/mmbtu NYMEX natural gas price for 2009. 2009 production estimates are subject to the timing of development activities and include the anticipated completion of planned dispositions. The completion of any contemplated disposition is contingent on various factors including market conditions, the ability of the company to negotiate acceptable terms of sale and receipt of any required approvals of such dispositions.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this interim MD&A.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	the impact of the economy and credit crisis on the ability of the counterparties to our commodity price derivative contracts to meet their obligations under the contracts;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of any future acquisitions and dispositions;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	changes in general economic and business conditions;
•	the possibility that government policies or laws may change or government approvals may be delayed or withheld; and
•	results of the Company’s risk mitigation strategies, including insurance and hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Financial Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information

Talisman makes reference to production volumes throughout this interim MD&A. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Use of ‘boe’

Throughout this interim MD&A, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6mcf:1bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Additional information related to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Abbreviations

The following list of abbreviations is used in this document:

AcSB	Canadian Accounting Standards Board
bbls/d	barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$	Canadian dollar
CICA	Canadian Institute of Chartered Accountants
DBRS	DBRS Limited
FSO	Floating Storage and Offloading Vessel
gj	gigajoule
ICE	Intercontinental Exchange
LIBOR	London Interbank Offered Rate
mboe/d	thousand barrels oil equivalent per day
mcf	thousand cubic feet
mmbbls	million barrels
mmcf/d	million cubic feet per day
Moody's	Moody's Investor Service, Inc.
NYMEX	New York Mercantile Exchange
OPEC	Organization of Petroleum Exporting Countries
PRT	Petroleum Revenue Tax
S&P	Standard & Poor's Corp.
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate